HIT Ranked As Top 10 Manager as of First Quarter 2007

The AFL-CIO Housing Investment Trust (HIT) has been recognized as one of the nation's top performers when compared to fixed-income investment vehicles with a similar risk profile. The HIT was ranked as a "top ten manager" by Morningstar, Inc., which compared the performance of managers of U.S. intermediate duration collective investment trusts at March 31, 2007. The HIT placed third for the one-year period and eighth for the five-year period, as reported in Pensions & Investments, May 14, 2007.

By clicking on the link below you will be leaving the AFL-CIO Housing Investment Trust's website and will be taken to an independent website. Please note that the AFL-CIO Housing Investment Trust does not control, cannot guarantee, and disclaims responsibility for, or endorsement of the content, accuracy, operation, or any other aspect of this independent website.

http://www.pionline.com/apps/pbcs.dll/article?AID=/20070514/CHART/70514046/1019/
SPECIALREPORTINDEX

The ranking compared 46 intermediate government and intermediate-term bond managers based on performance results self-reported to Morningstar. Rankings for Pensions & Investments' U.S. Intermediate Duration Collective Investment Trusts table are provided by Morningstar using its Separate Account and Collective Investment Trust database. The rankings for the AFL-CIO Housing Investment Trust are based on gross returns for the one-year and five-year periods ended March 31, 2007.

The Limited Duration collective investment trust rankings for Pensions & Investments are comprised of Morningstar's Intermediate Government bond category, portfolios which have durations between 3.5 and 6 years and at least 90% of their bond holdings backed by the U.S. government or by government-linked agencies, and Morningstar's Intermediate-Term bond category, portfolios which invest primarily in corporate and other investment-grade U.S. fixed income issues and also have durations of 3.5 to 6 years.

The ranking is based on gross performance numbers and reflects no deduction for expenses. Please see the following performance of the HIT which does reflect deductions for expenses.

                        AFL-CIO Housing Investment Trust
                       Total Net Return at March 31, 2007

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               One Year             Five Year             Ten Year
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                 6.73%                5.45%                 6.64%
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The performance data provided represents past performance. Past performance is no guarantee of future results. Economic and market conditions change, and both will cause

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investment return, principal value and yield to fluctuate so that a participant's units when redeemed may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. For current performance information, please click here. (link to current month's performance webpage).

Investors should consider the HIT's investment objectives, risks and expenses carefully before investing. A Prospectus containing more complete information may be obtained from the HIT by calling the Marketing Department at 202-331-8055, or by viewing the Prospectus by clicking on the "Prospectus" link below. The prospectus should be viewed carefully before investing.

This webpage is an advertisement only for the HIT and not for any other investment vehicle. This advertisement should not be deemed an offer to sell or a solicitation of an offer to buy shares of any of the other investment vehicles listed/described in the Pensions & Investments table linked above.